

03050498

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yamaha Corporation

*CURRENT ADDRESS 10-1, Nakazawa-cho, Hamamatsu
Shizuoka 430-8650, Japan

**FORMER NAME

**NEW ADDRESS



PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

FILE NO. 82- 34717 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT: 5/5/03



YAMAHA CORPORATION

Annual Report

2002

Year ended March 31, 2002



Creating 'Kando' Together


Corporate Objective

Yamaha will continue to create KANDO and enrich culture with technology and passion born of sound and music, together with people all over the world.

KANDO (is a Japanese word that) signifies an inspired state of mind.

KANDO is the emotion that arises when people feel something deeply. KANDO felt deep down becomes hopes and dreams. The sharing of hopes and dreams is what links people together. As an integrated group with sound and music at its core, the Yamaha Group creates KANDO in forms that link people all over the world. In pursuit of a richer life and culture for people everywhere, Yamaha constantly creates new inspiration for the heart and spirit.

To Customers:

Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

To Shareholders:

Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

To Employees:

Yamaha strives to create an open atmosphere where employees can realize goals, be given opportunities, and be evaluated fairly. Yamaha will be an organization where employees can demonstrate their abilities fully, have confidence, and earn pride.

To Society:

Yamaha will give first priority to safety, and will care for the environment. Yamaha will be a good corporate citizen, and observe laws and work ethically, developing the economy, and contributing to local and global culture.

Miyuki Nakajima is one of Japan's leading singers and producers and is affiliated with YAMAHA.

Message from the President

In fiscal 2002, ended March 31, 2002, domestic private-sector investment in capital and housing decreased, personal consumption remained weak, and the global economy continued to stagnate. Due to these and other factors, the YAMAHA Group continued to face extremely harsh business conditions, which adversely impacted sales growth. In particular, decreased production of information technology (IT) products containing semiconductors, weak consumer confidence accompanying the disposal of bad debt and the deceleration of the U.S. economy, which coincided with the occurrence of several terrorist attacks, all contributed to heightened concern regarding future business prospects and exerted downward pressure on individual consumption. Meanwhile, the Group's operating environment continued to see ongoing change, including the rapid proliferation of broadband and mobile communications and the strong development of the Chinese economy.

Fiscal 2002 Business Performance

In the midst of this operating environment, although consolidated net sales benefited from the weak yen prevailing during the term, sales growth faltered in Japan, the United States, and other regions, declining 2.8% from the previous term, to ¥504.4 billion. A closer look at various products reveals a decline in income from the sale of musical instruments—a segment to which YAMAHA CORPORATION is devoting much attention—and lower sales in such product areas as electronic metals and information and telecommunications devices (CDR-RW drives, routers, and other products). However, there were several areas in which the Company recorded year-on-year sales increases, in particular, its home theater product and mobile phone related businesses, which include a ringing melody distribution service and operations producing sound chips used to generate mobile phone ringing melodies.

In addition to recording lower sales and despite recording gains on foreign exchange, cutbacks in manufacturing output and sales prices in order to reduce inventories caused the Company's gross profit ratio to worsen. Despite this, although operating income was down 52.0% compared with the previous term, we expect positive results from the drastic inventory reduction carried out during the term to manifest in fiscal 2003. Furthermore, as the value of our shareholdings of bank and other stock declined during the term, we recorded a ¥14.9 billion loss on devaluation of investment securities. YAMAHA recorded a ¥10.3 billion net loss for the term.

To ensure an accurate valuation of our assets and a transparent balance sheet, we carried out a revaluation of the Group's main real estate assets based on valuation amounts used for the appraisal of municipal property taxes.

To some extent, our business confidence has been dented by external factors, but we have tried to stop such factors from adversely affecting our business performance, paying particular attention to the reformation of business units whose profitability has fallen. To this end, we will strengthen our management strategy, which is based on Kando Creation 21, our medium-term management plan covering the three fiscal years in the period ending March 31, 2004.



Management Strategy

The fiscal term under review was the first year covered by the Kando Creation 21 medium-term management plan. Under this plan, the YAMAHA Group has established three major corporate mottoes: "Striving for Growth," "Consolidated Group Management," and "Value-Added Business, Sparkling YAMAHA Brand." The initial targets set forth in the plan called for consolidated net sales of ¥610 billion and consolidated operating income of ¥34 billion by the end of fiscal 2004. However, in light of the aforementioned changes in its global business environment, YAMAHA revised these targets in January 2002 and is now aiming for consolidated net sales of ¥560 billion and consolidated operating income of ¥25 billion. The three slogans stated above will continue to underpin our strategic management program as we strive to reach these revised targets.

Striving for Growth ▹ YAMAHA's operations are divided into three major business groups—Core Businesses, Lifestyle-Related and Leisure, and Electronic Parts and Materials—and for each group the Company has mapped out specific strategies to improve growth.

In the Core Businesses group, which includes such businesses as musical instruments, AV/IT products, semiconductors, and content, we are concentrating management resources on sound and music. YAMAHA is working to strengthen its competitiveness and expand its operations on a global scale through the promotion of a media synthesis strategy that seeks to employ synergies generated through the fusion of hardware, software, and content.

In musical instruments, as low birth rates continue to undermine already stagnant market conditions in Japan, YAMAHA is striving to improve earnings through the development of a new business model that will target adults in addition to children. For example, to tap latent demand and generate new demand, we will develop products designed for adult beginners, create entirely new product genres, and provide music schools and performance and practice spaces that are suited to adult tastes. We expect to achieve stable growth during the current term in Europe and the United States. In the rapidly growing Asian markets, we are anticipating substantial growth in South Korea, where we established a sales subsidiary during fiscal 2001, and China, where we just announced the establishment of a holding company. In addition, as the shift from analog to digital technologies is fueling demand in the music-production market, I think there will be opportunities to expand sales of professional audio products.

In the area of content provision, we are pursuing the overseas development of our ringing melody distribution service.



In AV/IT products, the market for home theaters is growing, and we are aiming to maintain our strategic advantages both in Japan and abroad by offering a variety of home theater products with superior sound quality. In addition, YAMAHA is determined to expand sales of visual products, which it began offering during the term under review. By adding value to its line of CDR-RW drives and routers, YAMAHA is making an effort to ensure that its products remain profitable.

In the semiconductor business, we are working to expand sales of mobile phone use sound chips and ensure profitability.

In the Electronic Parts and Materials group, which includes such businesses as electronic metals, automobile interior components and fittings, and FA products and metallic molds, YAMAHA will continue to emphasize the importance of investment efficiency, work to maintain competitive advantages in costs and technologies, and strive to generate profits by reacting quickly to market changes.

In the Lifestyle-Related and Leisure group, which includes our lifestyle-related products and recreation businesses, we face a stagnant domestic market and no near-term growth prospects and so aim to boost our profitability and strengthen our operating base through selective resource allocation.




Yamaha Group
Core Businesses
Lifestyle-Related and Leisure
AV/IT
▶ AV Products
▶ IT Equipment
Lifestyle-Related Products
Recreation
▶ Resorts
▶ Golf
Musical Instruments
▶ Musical Instruments
▶ Media-Related Business
Electronic Equipment and Metal Products
▶ Semiconductors
▶ Electronic Metals
Electronic Parts and Materials
Others
▶ Automobile Components
▶ FA Products/ Metallic Molds

Consolidated Group Management ▹ Comprising YAMAHA CORPORATION and 127 subsidiaries and affiliates, the YAMAHA Group is forming a project team to establish systems and mechanisms that will support the consolidated management of the entire Group. In addition to employing IT to improve the quality and efficiency of our business activities at the Group level, we are concentrating on enhancing individual productivity among employees. Furthermore, in spring 2002 we implemented a Group performance management system designed to track cash flows and balance sheet line items. Additional efforts are being made to implement a performance-based human resource system that can be used throughout the Group and to add enterprise value through more aggressive environmental initiatives.



Value-Added Business, Sparkling YAMAHA Brand ▹ I believe that the source of the Group's value is the YAMAHA brand. We are striving to enhance the value of our brand with a view to expanding corporate value.

Under our "Creating KANDO Together" slogan, we are formulating business and product plans with the YAMAHA brand in mind. Having just finished our first year of operations under the Kando Creation 21 medium-term management plan, I think that we have succeeded in raising brand awareness throughout the Group, mainly as a result of our focus on the importance of intra-Group communication. Building on this success, we are committed to creating a YAMAHA brand that will earn the trust and approval of our customers, shareholders, and the general public.

Looking Ahead

Unfavorable business conditions are likely to persist through the next fiscal year. These conditions notwithstanding, YAMAHA will pursue the policies outlined above and work to strengthen its operating base. Thus, the Group will continue to strive for growth as well as its shareholders' satisfaction and understanding of its operations.

I often encounter situations in which customers and employees say or do things that reveal the attachment, loyalty, and trust they feel for the YAMAHA brand. However, achieving the ultimate in brand enhancement will require awareness and hard work on the part of each and every member of the YAMAHA Group. Thus, it is important that each employee grasps the challenges facing the Group and carries out his or her work in a manner that exceeds expectations.

Finally, I would like to express my gratitude to our employees and business partners, who are working hard to enhance the YAMAHA brand and create KANDO, and our shareholders and customers, who have put their trust in the Company and are providing it with support.

July 2002

President and Representative Director
Shuji Ito

At a Glance

Segment | Business Areas | Net Sales

Musical Instruments



YAMAHA, which began as a piano manufacturer, has secured an unassailable market position as the number one maker of musical instruments in the world. In recent years, the Company has made efforts to enhance its line of silent musical instruments and other products. The Company has a global network of music schools that helps create demand for musical instruments.


Net Sales (Billions of Yen)
'98
'99
'00
'01
'02
0
100
200
300
400
500
Musical Instruments
AV/IT

AV/IT



YAMAHA's digital home theaters draw on the Company's original cinema DSP technology to provide extraordinarily realistic sound quality comparable to that of a movie theater. Recently, YAMAHA has begun employing visual technologies to provide total audio/visual solutions.


Net Sales (Billions of Yen)
'98
'99
'00
'01
'02
0
50
100
150
200
250

Lifestyle-Related Products



Drawing on existing wood processing and FRP technologies developed for the production of musical instruments and sporting goods, the Lifestyle-Related Products business is providing comfortable, luxurious living spaces through the sale of system bathrooms, system kitchens, and other residential facilities and equipment.


Net Sales (Billions of Yen)
'98
'99
'00
'01
'02
0
20
40
60
80
100

Electronic Equipment and Metal Products



Initially, YAMAHA manufactured semiconductors for use in its electronic musical instruments. At present, the Company is developing semiconductors for use in sound chips and networks. Also, the Company manufactures electronic metal materials, such as LSI lead frame materials and invar materials for use in shadow masks.


Net Sales (Billions of Yen)
'98
'99
'00
'01
'02
0
30
60
90
120
150

Recreation



Customers can enjoy themselves at the Company's seven resorts, which are located throughout Japan and include ski, golf, and marine recreation facilities as well as hotels.


Net Sales (Billions of Yen)
'98
'99
'00
'01
'02
0
10
20
30
40
50

Others



In this segment we employ a range of technologies developed in our various operations to produce automobile interior components and fittings, magnesium parts for information terminals, FA products and metallic molds, and other products.


Net Sales (Billions of Yen)
'98
'99
'00
'01
'02
0
10
20
30
40
50

Operating Income (Loss)

Major Products


Operating Income (Billions of Yen)
'98
'99
'00
'01
'02
0
5
10
15
20
25
30
35
Musical Instruments
AV/IT

- Pianos (upright pianos, grand pianos, etc.)
- Digital musical instruments (Clavinovas™, Electones™, portable keyboards, synthesizers)
- Wind instruments (trumpets, flutes, saxophones, etc.)
- String instruments (guitars, violins)
- Percussion instruments (drums, vibraphones, etc.)
- Educational musical instruments (recorders, pianicas (part piano and part harmonica), etc.)
- Professional audio equipment (mixers)
- Soundproof rooms: Avitecs
- Music schools, English schools
- Content distribution


Operating Income (Billions of Yen)
'98
'99
'00
'01
'02
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5

- Audio products (power amplifiers, speaker systems, on-line karaoke, etc.)
- Video products
- IT equipment (CDR-RW, remote routers)


Operating Income (Loss) (Billions of Yen)
'98
'99
'00
'01
'02
−3
−2
−1
0
1
2

- System bathrooms, system kitchens, washstands, furniture, parts for housing facilities, sound equipment for residential use


Operating Income (Loss) (Billions of Yen)
'98
'99
'00
'01
'02
−30
−20
−10
0
10
20

- Semiconductors (sound chips, etc.)
- Specialty metals (lead frame materials, invar materials)
- Thermoelectric modules


Operating Loss (Billions of Yen)
'98
'99
'00
'01
'02
−3
−2
−1
0
1
2

- Sightseeing facilities and accommodation facilities (Tsumagoi, Nemunosato, Haimurubushi, Sunza Villa, Kiroro, Toba-Kokusai, Kitanomaru)
- Ski resort (Kiroro Recreation Resort)
- Golf courses (Katsuragi Golf Club, Kiroro Golf Club, Nemunosato Golf Club)


Operating Income (Loss) (Billions of Yen)
'98
'99
'00
'01
'02
−3
−2
−1
0
1
2

- Golf products
- Automobile interior components and fittings
- Industrial robots
- Molds and magnesium parts

Musical Instruments

In the Musical Instruments Segment, sales expanded 0.7% from the previous term, to ¥286.9 billion, and operating income declined 61.4%, to ¥4.7 billion.

Musical instrument sales remained flat in Japan and leveled off in the United States due to the slowdown of the U.S. economy. However, as sales in Europe and Asia were relatively strong and the segment benefited from gains recorded on foreign currency exchange, sales for the segment as a whole increased compared with the previous term.

Sales of orchestral instruments increased but sales of Electones™ and high-end pianos (mainly player pianos and grand pianos) declined dramatically.

Income from YAMAHA's music schools decreased slightly compared with the previous term, as an increase in the number of adult students was insufficient to offset a decline in the number of children enrolled in classes. Regarding the English schools business, strong domestic demand for classes drove increased student enrollment. In addition, the overall number of people subscribing to our ringing melody distribution service expanded, pushing up sales.

During the second half of the term, we reduced production output and sales prices while cutting inventories to near optimal levels.

Income benefited from gains on foreign currency exchange, but faltering domestic sales, combined with the above-mentioned inventory liquidation, pushed down our gross profit, resulting in a substantial loss.

Strategies and Forecasts

Lackluster economic conditions are expected to persist in fiscal 2003, putting downward pressure on musical instrument sales. However, YAMAHA will work to strengthen its position in the adult market segment by enhancing its adult-oriented music schools, providing silent guitars and other exciting products, and developing new products for adult beginners.

In the U.S. market, which had been expanding steadily due to favorable economic conditions and demographic growth in the number of children, the economic slowdown during the year under review dented sales, which declined for the first time in many years. However, thanks to an inventory liquidation carried out during the year and in light of the nascent recovery seen at the end of the term, we project a sales increase for the segment in fiscal 2003.



Nobuya Sugawa, one of Japan's most well-known young saxophonists, performs on a YAS-875EX.

In the European market, stable growth is expected to continue.

We are striving to expand musical instrument sales in the promising Asian region, where we established YAMAHA MUSIC KOREA LTD. in fall last year. In addition, we established a Chinese holding company to integrate the execution of our manufacturing strategies, sales and marketing, R&D, and other activities that target the promising Chinese market.

In professional audio products for the music-production market, we are enhancing our line of digital mixers and professional audio work stations for sale in the United States and other markets with strong growth potential and improved the organization of the European sales units through which such products are sold.

In Japan, growth in the number of new subscribers to our ringing melody distribution service has leveled off. However, we will intensify our efforts to expand such services abroad. We expect sales in the following countries to contribute to our earnings in fiscal 2003: Taiwan and Shanghai, where we are already providing ringing melody distribution services, Hong Kong, and three European countries (the Netherlands, Germany, and Spain), where we launched such services in the spring of fiscal 2002.



C1ME ▷ Stylish and compact grand piano



YAS-875EX ▷ Top-of-the-line custom alto saxophone



P120S ▷ Electronic piano with built-in speakers and the real sound and touch of a grand piano


YAMAHA
MOTIF

MOTIF 8 ▷ Next-generation synthesizers meet the needs of professionals through enhanced flexibility and functionality.



DM2000 ▷ Based on the latest digital technologies, this digital production console is used for music and sound production.



O2R96 ▷ An entirely new model of the long-selling digital mixing console O2R



SLG-100N ▷ Acoustic guitar combining a silent function with genuine classic guitar performance capabilities


Trium
YAMAHA
Viva!!Melodia!
MELODIA DE TONOS
DISPONIBLES
Internet


♪ちゃちゃメロ
○ボクはちゃちゃメロ
戻る

On-screen display of the Mobile Phone Ringing Melody Distribution Service



Music Schools ▷ A children's group lesson at a YAMAHA music school

AV/IT

In the AV/IT Segment, sales amounted to ¥95.2 billion, a 5.0% decrease compared with the previous term, and operating income totaled ¥3.0 billion, a 22.2% decrease.

During the term under review, sales of home theater products grew both in Japan and abroad, and we completed the launch of our visual products business, which put a new video projector on the market. In information and telecommunications devices, competition intensified in the market for CDR-RW drives, putting downward pressure on unit prices and the number of units sold, and sales of routers slowed due to falling unit prices and heightened competition.

Furthermore, as with musical instruments, we drastically cut our inventories of CDR-RW drives and other products. As a result, income in this segment declined from the previous term.

Strategies and Forecasts

In fiscal 2003, we will continue striving to expand our share of the market for our core home theater-related products. In the field of visual products, YAMAHA will provide total audio/visual solutions through the provision of visual projectors, plasma display panels, and flat speakers for use in home theaters.

To ensure that its CDR-RW business thrives, YAMAHA is implementing a value-added strategy (introducing improved audio, printing, recording, and other functions), through which it will provide a differentiated lineup of drives. We are working to increase router sales by adapting our products to broadband technologies and strengthening our line of products for corporations and small office, home office (SOHO) setups.

Under the YAMAHA market policy, in addition to our now operational Hong Kong and Shanghai subsidiaries, we will establish Yamaha Electronics (Suzhou) Co., Ltd., an AV/IT manufacturing company in Suzhou, China. As it looks to the future, YAMAHA will make every effort to expand its sales base in the Chinese market.





DVX-S100 ▸ Home theater sound system with DVD player





CRW-F1 with DiscT@2 ▸ With high-quality recording capabilities, the latest CDR-RW drive comes equipped with a DiscT@2 high-speed, high-quality labeling function.



HX Series ▸ High-end speaker systems producing heavy bass and clear, realistic medium-to-high-range sounds



RTA55i ▸ Broadband routers for use at home or in small offices and home offices



LPX-500 ▸ LCD forward-oriented projector provides optimal home theater viewing pleasure

Lifestyle-Related Products

Sales in the Lifestyle-Related Products Segment amounted to ¥45.7 billion, a 2.6% decrease compared with the previous term, while operating income totaled ¥1.0 billion, a 17.3% increase.

In the midst of a continuing slide in the number of new housing starts, our focus on profitable system bathrooms and system kitchens helped increase income from the sale of such products while expanding our market share. In contrast, sales of wood flooring materials, flash doors, and other low-margin products continued to fall.

In addition to raising profitability through the selective allocation of resources, we remained committed to enhancing profitability through vigorous efforts to cut purchasing and manufacturing costs.

Strategies and Forecasts

With the number of new housing starts projected to decline in fiscal 2003, YAMAHA will draw on its technological strengths to develop a differentiated line of strong materials and other products while working to enhance the appeal of the YAMAHA brand. More specifically, we are committed to the enhancement of our system bathrooms, system kitchens, and other concept products designed to bring the relaxing atmosphere of resort living into our customers' homes.

YAMAHA is also redoubling its efforts to improve the performance of its remodeling business, which has strong growth potential.

YAMAHA has reaffirmed its commitment to strengthening its operating base and raising profits. To this end, the Company will strive to lower the breakeven point for income by reviewing the progress made thus far in reducing the cost of packaging materials, standardizing production, and cutting procurement costs.



System Kitchen DOLCE ▷ Transcending mere culinary function, YAMAHA's system kitchens make an interior decorating statement with unique materials, color schemes, and designs.



System Bathroom Beaut ▷ YAMAHA's system bathrooms turn an ordinary bathroom into a soothing, exuberant space.

Electronic Equipment and Metal Products

Sales in this segment amounted to ¥36.6 billion, a 15.3% decrease compared with the previous term, while operating income totaled ¥4.4 billion, a 34.6% decrease.

In semiconductors, despite a dramatic increase in sales of mobile phone sound chips, sales of sound chips for PCs and video games declined, resulting in an overall sales decrease. In Japan, growth in sales of mobile phone sound chips slowed because high mobile phone market penetration rates put downward pressure on mobile phone sales and mobile phone retailers took steps to liquidate excess inventories, thus delaying the sale of new mobile phone products. However, shipments to South Korea and other countries increased.

In electronic metals, although there were signs of a recovery in the demand for semiconductor lead frame materials during the second half of the term, demand for semiconductors was flat, and, on the whole, lackluster conditions prevailed throughout the term. As a result, sales fell by half compared with the previous term.

As problems with product quality translated into lower manufacturing output, sales of invar materials, which we began producing in the summer of fiscal 2002 for use in large-screen desktop-computer shadow masks, were less than expected. Due to the above factors, segment sales fell from the previous term.

In addition, although we launched a mass-production thermoelectric module business during the term, the fiber-optic glut in the United States forced us to reduce manufacturing output to negligible levels.

Strategies and Forecasts

In fiscal 2003, we expect to accelerate the production of mobile phone sound chips to meet growing demand for such products in Asia and Europe as well as the needs of mobile phone manufacturers in Japan, who will begin selling mobile phones with 40-note polyphony sound chips. To boost sales and income compared with the term under review, YAMAHA plans to step up the production of lead frame materials in anticipation of renewed demand in the electronic metals and semiconductor markets and accelerate the production of invar materials that are free from the quality problems mentioned above.



Shadow Masks ▷ Nickel alloy steel is used to make invar materials for shadow masks for CRTs.


Y762
0114F
ZLB

Sound Chip YMU 762 ▷ These 40-note polyphony sound chips include built-in ADPCM (Adaptive Differential Pulse Code Modulation) sound generators that can play back human voices and other recorded sounds.



Lead Frames ▷ Lead frames for semiconductors

Recreation

Sales in this segment amounted to ¥21.6 billion, a 0.8% decrease compared with the previous term, while operating loss totaled ¥1.7 billion, compared with an operating loss of ¥1.3 billion in the previous term.

Against a background of continuing economic stagnation, YAMAHA succeeded in increasing the number of guests at its facilities (both overnight and day visitors) by lowering the price per guest, but the increase fell short of expectations, resulting in decreased sales and income compared with the previous term.

On April 1, 2002, in preparation for the establishment of management subsidiaries, we began transferring employees and reviewing employment contracts. The resulting difference in labor costs was recorded as a special loss during fiscal 2002.

In addition, YAMAHA carried out a revaluation of its landholdings in accordance with market prices to ensure the accurate valuation of its assets. As a result of the revaluation, the value of Yamaha Resort Corporation's landholdings declined ¥13.1 billion. In order to resolve Yamaha Resort's fund-procurement problems, we will absorb this company on October 1, 2002.

Strategies and Forecasts

In fiscal 2003, YAMAHA will work to increase the income generated by its resorts. Each resort will be managed on a contract basis by its own management subsidiary, thus enabling the implementation of value-added strategies specific to each resort and facilitating the enhancement of the YAMAHA brand.

YAMAHA will continue to prioritize its business activities and selectively allocate resources based on a comprehensive analysis of the segment's operations.



Haimurubushi ▷ The emerald green ocean of Haimurubushi in Okinawa, Japan's southernmost resort area

Katsuragi Kitanomaru Resort—Provider of World Cup Accommodations

YAMAHA's Katsuragi Kitanomaru Resort was chosen to provide accommodations for Japan's national soccer team for the 2002 FIFA World Cup™. While striving for victory, Coach Troussier and his team stayed at this quiet rural resort. The Katsuragi Kitanomaru resort is built in the traditional Japanese style and features Japanese gardens resplendent with seasonal flowers and outdoor hot spring baths in which guests can relax and enjoy the beautiful scenery.

All of the guestrooms have Japanese-style exteriors, but both Japanese and Western interiors are available to suit the tastes of guests from overseas.

The resort was an ideal location for the Japanese national team, providing a setting for relaxation in an outdoor hot spring after a hard practice or game, eating skillfully prepared food, and gearing up for the next day's game.





Others

As the demand for golf products was flat and sales of FA products and metallic molds and automobile interior components and fittings declined, sales in the Others Segment decreased 16.9% from the previous term, to ¥18.3 billion. The segment recorded an operating loss of ¥0.4 billion, compared with operating income of ¥0.5 billion the previous term.

As few of our most important clients made substantial model changes, demand for automobile interior components and fittings decreased, putting downward pressure on sales. Sales of FA products fell, as many companies scaled back investments in plant and equipment.

Sales of magnesium parts decreased due to faltering demand in the mobile phone market.

Sales of archery equipment totaled approximately ¥120 million; however, in light of falling demand due to the decreasing number of children in Japan, we halted our manufacturing activities in February and have resolved to stop selling such products at the end of the fiscal 2003 interim term.

Strategies and Forecasts

In fiscal 2003, as mobile phone manufacturers are working to bring new models to market, we are planning a dramatic increase in the production of magnesium parts for mobile phones. In addition, we expect to ship precision machines and other products both domestically and to China, where market recovery is expected to lead to increased capital investment. To meet the needs of mobile phone manufacturers, who are increasing production and striving to price their products competitively worldwide, we will concentrate on shortening production processes and raising quality, with the ultimate aim of boosting our profitability.

The number of clients making substantial model changes is expected to remain low, keeping down sales of automobile interior components and fittings. However, YAMAHA will concentrate on improving profitability by designing new manufacturing methods for steering wheels and cutting costs to increase its competitiveness.

In the golf products business, we are working to overhaul our business structure to ensure future success.



Automobile Interior Components ▷ YAMAHA's automobile interior components are widely used in luxury cars both in Japan and overseas.



SECRET01 ▷ The SECRET01 wood and iron series is for adult golfers who demand authentic products.



Compact Film Puncher YFP-C251-4D ▷ This is an easy-to-use, high-precision, small-sized hole-punching processor.

The YAMAHA Global Environmental Policy was first established in 1994. Since then, YAMAHA has continued to emphasize the importance of environmental protection while pursuing a broad range of environmental initiatives. In February 2001, in the "Promise to Society" section of the Company's new corporate principles, YAMAHA reaffirmed its commitment to global environmental protection and promised to continue the aggressive implementation of environmental initiatives. *The YAMAHA Environmental Report,* which was first published in 2000, contains information regarding the status of the Company's environmental program.

1. ISO 14001 Certification

At present, YAMAHA is implementing an environmental management system to facilitate the acquisition of ISO 14001 certification for all of its domestic and overseas business units by March 2003.

By March 2001, YAMAHA had achieved certification for all six of its domestic factories. In Japan, certification has been achieved for six of the eight manufacturing affiliates and three of the seven YAMAHA resorts. Overseas, seven of our fifteen manufacturing affiliates have been certified. By effectively employing its environmental management system, YAMAHA is conducting its business activities in an environmentally responsible manner and striving for continuous improvement in all of its operations.

2. Environment-Friendly Products

YAMAHA has developed a broad range of products—including musical instruments, audio and telecommunications devices, electronic equipment, and automobile interior components—and implemented a product assessment program that reflects the distinctive characteristics of each product type.

Energy Conservation ▹ Measures are being taken to improve the efficiency of such audio products as power amplifiers as well as CDR-RW drives to reduce the energy consumption of home theater systems in standby mode.

Resource Conservation ▹ Measures are being taken to reduce the use of new wood materials through the development of acoustic guitars made from fast-growing bamboo and discarded whiskey barrels.

Hazardous Materials ▹ Measures are being taken to use lead-free materials. Examples include a



reduction in the quantity of lead used in solder materials and the use of lead-free paint on piano soundboards. In addition, efforts are being made to reduce the use of formaldehyde by changing the boards used inside soundproof rooms.

Green Procurement ▹ In 2002, YAMAHA began implementing a green procurement system calling for the procurement of safer raw materials to facilitate the manufacture of products containing fewer hazardous materials.

Living Environment ▹ YAMAHA has developed silent acoustic instruments to enhance the living environments of its customers. Beginning in 1993 with silent pianos, the Silent Series has grown to include violins, brass instruments, drums, cellos, violas, Japanese string instruments, and guitars.

Packaging Materials ▹ In fiscal 2000, following a sustained effort, YAMAHA achieved a 68% reduction in the use of wood-based packaging materials (compared with fiscal 1993). Building on this success, the Company has set goals calling for the reduction of foam and vinyl chloride packaging materials.

3. Production and the Environment

Prevention of Global Warming ▹ CO_2 emissions per unit of net sales decreased 26%, to 15,500 tons (compared with fiscal 1999).

Protection of Ozone Layer ▹ Use of specified CFCs was discontinued by fiscal 1993. Efforts are being made to reduce use of substitute CFCs.

Waste Materials ▹ A 58% reduction in factory waste compared with fiscal 1994, with 64% of resources recycled, was achieved.

4. Social Contribution

Each year during Environment Month*, approximately 1,000 YAMAHA employees team up to clean lakes near the Company's head office as well as the areas surrounding each YAMAHA factory.

** The Environment Ministry has designated June as Environment Month.*

Six-Year Summary

YAMAHA CORPORATION and Consolidated Subsidiaries
At March 31

	Millions of Yen					
	2002	2001	2000	1999	1998	1997
For the year:						
Net sales	¥504,406	¥519,104	¥527,897	¥563,751	¥608,990	¥604,746
Cost of sales	340,411	346,200	371,758	402,239	416,435	409,256
Gross profit	163,994	172,904	156,140	161,511	192,556	195,490
Selling, general and administrative expenses	152,951	149,902	148,057	161,608	168,452	165,859
Operating income (loss)	11,043	23,001	8,082	(97)	24,103	29,631
(Loss) income before income taxes and minority interests	(5,784)	23,491	(47,601)	(6,532)	18,995	24,354
Net (loss) income	(10,274)	13,320	(40,777)	(15,879)	13,475	14,066
At year-end:						
Total assets	¥509,663	¥522,486	¥543,088	¥532,852	¥544,465	¥549,162
Total shareholders' equity	201,965	196,733	221,750	214,896	231,940	219,970
Total current assets	211,140	231,872	205,979	212,911	217,408	231,853
Total current liabilities	144,498	175,371	178,281	189,386	181,409	191,327
	Yen					
Amounts per share:						
Net (loss) income:						
Primary	¥ (49.75)	¥ 64.50	¥ (197.45)	¥ (76.89)	¥ 65.25	¥ 71.97
After full dilution	—	61.84	—	—	62.86	65.83
Shareholders' equity	978.15	952.62	1,073.75	1,040.56	1,123.09	1,065.17
Ratios:						
Current ratio (%)	146.1%	132.2%	115.5%	112.4%	119.8%	121.2%
Shareholders' equity ratio (%)	39.6	37.7	40.8	40.3	42.6	40.1
Return on assets (%)	(2.0)	2.5	(7.6)	(2.9)	2.5	2.6
Return on equity (%)	(5.2)	6.4	(18.7)	(7.1)	6.0	7.2

Notes: 1. Figures for net sales do not include national consumption tax.
2. Net income per share after full dilution (yen) for the fiscal years ended March 31, 2002, 2000 and 1999 is not presented because net losses for the years then ended were recorded.

Management's Discussion and Analysis

Net Sales by Business Segment
(Billions of Yen)


'98
'99
'00
'01
'02
0 100 200 300 400 500 600 700
Musical instruments and AV/IT
Others
Storage heads

Net Sales by Geographical Segment
(Billions of Yen)


'98
'99
'00
'01
'02
0 100 200 300 400 500 600 700
Japan
North America
Europe
Others

Operating Income and Operating Margin
(Billions of Yen, %)


'98
'99
'00
'01
'02
4.0
0
1.5
4.4
2.2
-5 0 5 10 15 20 25
Operating income
Operating margin

INCOME ANALYSIS

Net Sales

In fiscal 2002, although the weak yen contributed ¥20.4 billion to net sales, domestic demand remained sluggish, the global economy weakened, faltering demand for semiconductors put downward pressure on musical instrument sales, and sales of CDR-RW drives, lead frames for semiconductors, and other products declined. As a result, net sales amounted to ¥504.4 billion, a 2.8% decrease compared with the previous term. Excluding contributions to sales from the yen's depreciation against the U.S. dollar, the actual fall in net sales was 6.8%, or ¥35.1 billion.

In Japan, sales in our mobile phone related businesses (sound chips for mobile phones and the ringing melody distribution service) increased compared with the previous term. However, the Company recorded decreased sales in most of its other businesses. In particular, sales of such large keyboard instruments as pianos and Electones™ and other instruments continued to fall, as did those of CDR-RW drives, lead frames for semiconductors, and other products. Overall, domestic sales decreased ¥18.5 billion (6.0%), to ¥290.0 billion.

The depreciation of the yen against the U.S. dollar and the euro contributed to sales reported for each of the overseas regions. As a result, overseas sales increased ¥3.8 billion (1.8%) compared with the previous term, to ¥214.4 billion. However, when gains from foreign currency exchange are excluded, actual sales in these regions decreased. Looking at sales measured in local currencies, in North America the economic slowdown resulted in a substantial decline in sales of pianos and other musical instruments, while, in Europe, although sales of CDR-RW drives fell sharply due to inventory adjustments, sales of musical instruments remained relatively stable. Sales decreased in Central America and South America and Taiwan but increased in other Asian countries outside Japan, particularly in the Chinese market, which has exceptional growth prospects.

Cost of Sales and Other Expenses

Although the cost of sales decreased ¥5.8 billion, to ¥340.4 billion, the cost of sales ratio edged up 0.8 percentage point compared with the previous term. Excluding contributions to sales from the yen's depreciation against the U.S. dollar and the euro, the actual cost of sales expanded 2.9%, or approximately ¥10.7 billion, for a cost of sales ratio of 2.1%. This was attributable to an increase in fixed expenses—which include such items as depreciation expenses and personnel costs—primarily due to a decrease in production, and the implementation of price reductions as part of efforts to reduce excess inventories.

Selling, general and administrative expenses were up ¥3.0 billion compared with the previous term, at ¥153.0 billion, reflecting a ¥0.5 billion depreciation expense associated with pension obligations and a ¥4.0 billion increase in expenses due to the depreciation of the yen against the U.S. dollar and the euro.

Operating Income and Net (Loss) Income

In fiscal 2002, despite recording gains on currency exchange, operating income plummeted 52.0%, to ¥11.0 billion. In addition, YAMAHA recorded a ¥14.9 billion loss on devaluation of its shareholdings in banks and other companies, and thus a net loss for the year of ¥10.3 billion.


Capital Expenditures
and Depreciation (Billions of Yen)
'98
35.4
'99
36.4
'00
28.6
'01
17.3
'02
18.8
0
10
20
30
40
50
Capital expenditures
Depreciation


Interest-Bearing Liabilities (Billions of Yen, %)
'98
13.9
'99
14.9
'00
10.0
'01
13.5
'02
10.8
0
20
40
60
80
Interest-bearing liabilities
Interest-bearing liabilities to total assets ratio

Note: Interest-bearing liabilities= loans + convertible bonds − cash and bank deposits


Total Shareholders' Equity
and ROE (Billions of Yen, %)
'98
6.0
'99
-7.1
'00
-18.7
'01
6.4
'02
-5.2
0
50
100
150
200
250
Total shareholders' equity
ROE

FINANCIAL POSITION

At the end of the interim period, inventories exceeded ¥100.0 billion. However, during the second half of fiscal 2002, the Company intensified efforts to scale back production and liquidate inventories, succeeding in reducing inventories to near optimal levels by the end of the term.

In fiscal 2002, due to the revaluation of the Company's landholdings, land assets increased ¥20.0 billion compared with the previous term. However, inventories were down ¥13.4 billion following the implementation of an inventory reduction policy, notes and accounts receivable decreased ¥13.9 billion, and the Company's shareholdings in banks and other companies were down. As a result, total assets decreased ¥12.8 billion, to ¥509.7 billion, of which ¥4.6 billion was assets from newly consolidated subsidiaries.

Deferred income tax liabilities increased due to the revaluation of YAMAHA's landholdings; however, as operating funds* decreased, the Company was able to reduce borrowings and notes and accounts payable. As a result, total liabilities decreased ¥19.0 billion, to ¥303.0 billion. Current assets were down ¥20.7 billion, to ¥211.1 billion, and current liabilities fell ¥30.9 billion, to ¥144.5 billion, while working capital increased ¥10.1 billion, to ¥66.6 billion. The liquidity ratio was 146.1%, a 13.9 percentage point increase compared with the previous term.

Despite recording a net loss for the term, shareholder's equity increased ¥5.2 billion, to ¥202.0 billion, due to rises in the reserve for land revaluation and translation adjustments.

* Operating funds = notes and accounts receivable + inventories

INTEREST-BEARING LIABILITIES

The balance of interest-bearing liabilities, after the deduction of cash and bank deposits, decreased ¥15.3 billion, to ¥55.1 billion, paralleling a decline in operating funds that coincided with decreases in inventories and notes and accounts receivable.

CASH FLOWS

Cash and cash equivalents at end of year were up ¥7.8 billion, to ¥40.5 billion. Due to inventory reductions and a decrease in notes and accounts receivable, net cash provided by operating activities was ¥29.0 billion, compared with an outflow in the previous year. On the other hand, net cash used in investing activities equaled ¥10.4 billion. As a result, free cash flow—the net increase in cash and cash equivalents—of ¥18.6 billion was recorded.

EXCHANGE RATES

Calculated using the average conversion rate prevailing during the term, the yen weakened, falling ¥14 against the U.S. dollar and ¥10 against the euro, resulting in a ¥20.4 billion rise in net sales. Similarly, the weakness of the yen against the euro and other currencies contributed to profits, as the Company recorded ¥6.7 billion in foreign currency gains. Sales conversion rates and settlement rates were as follows:

Sales conversion rates:	US$1=¥124.97 (¥110.51 in fiscal 2001)
	€1=¥110.44 (¥100.36 in fiscal 2001)
Settlement rates:	US$1=¥123.74 (¥108.58 in fiscal 2001)
	€1=¥106.82 (¥98.40 in fiscal 2001)

Consolidated Balance Sheets

YAMAHA CORPORATION and Consolidated Subsidiaries
At March 31, 2002 and 2001

ASSETS	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 2) 2002
Current assets:			
Cash and bank deposits (Notes 5 and 14)	¥ 41,074	¥ 32,885	$ 308,248
Marketable securities (Notes 5 and 13)	356	1,349	2,672
Notes and accounts receivable	74,519	88,466	559,242
Less: Allowance for doubtful accounts	(2,675)	(2,788)	(20,075)
Inventories	84,264	97,664	632,375
Deferred income taxes (Note 7)	9,332	9,201	70,034
Prepaid expenses and other current assets	4,267	5,094	32,023
Total current assets	211,140	231,872	1,584,540
Property, plant and equipment, net of accumulated depreciation (Notes 4 and 5):			
Land	78,069	48,619	585,884
Buildings and structures	70,745	77,617	530,919
Machinery and equipment	35,440	34,516	265,966
Construction in progress	1,003	2,363	7,527
Property, plant and equipment, net of accumulated depreciation	185,261	163,117	1,390,327
Investments and other assets:			
Investment securities (Notes 3, 5 and 13)	76,307	84,980	572,660
Long-term loans receivable	1,733	2,188	13,006
Lease deposits	5,087	5,185	38,176
Deferred income taxes (Note 7)	26,384	28,876	198,004
Excess of cost over net assets acquired	173	333	1,298
Other assets	3,573	5,932	26,814
Total investments and other assets	113,260	127,496	849,981
Total assets	¥509,663	¥522,486	$3,824,863

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2002	2001	2002
Current liabilities:			
Short-term loans	¥ 47,871	¥ 58,349	$ 359,257
Current portion of long-term debt (Note 5)	4,363	10,160	32,743
Notes and accounts payable	36,880	48,924	276,773
Accrued expenses	41,987	40,888	315,099
Income taxes payable	1,224	1,858	9,186
Advances received	3,742	4,417	28,083
Deferred income taxes (Note 7)	65	34	488
Other current liabilities	8,360	10,736	62,739
Total current liabilities	144,498	175,371	1,084,413
Long-term liabilities:			
Long-term debt (Note 5)	43,932	34,795	329,696
Deferred income taxes (Note 7)	316	257	2,372
Deferred income taxes on land revaluation (Note 1(o))	14,638	1,632	109,854
Accrued employees' retirement benefits (Note 9)	59,074	67,250	443,332
Directors' retirement benefits	859	792	6,447
Long-term deposits received	38,472	40,592	288,721
Other long-term liabilities	1,191	1,341	8,938
Total long-term liabilities	158,486	146,662	1,189,388
Minority interests	4,712	3,718	35,362
Contingent liabilities (Note 10)			
Shareholders' equity (Note 8):			
Common stock:			
Authorized—700,000,000 shares;			
Issued —206,523,263 shares	28,533	28,533	214,131
Additional paid-in capital	26,924	26,924	202,056
Reserve for land revaluation (Note 1 (o))	16,482	8,269	123,692
Retained earnings	157,589	170,496	1,182,657
Net unrealized holding gains on other securities	766	308	5,749
Translation adjustments	(28,280)	(37,794)	(212,233)
Treasury stock, at cost	(49)	(5)	(368)
Total shareholders' equity, net	201,965	196,733	1,515,685
Total liabilities and shareholders' equity	¥509,663	¥522,486	$3,824,863

Consolidated Statements of Operations

YAMAHA CORPORATION and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2002	2001	2002
Net sales	¥504,406	¥519,104	$3,785,411
Cost of sales	340,411	346,200	2,554,679
Gross profit	163,994	172,904	1,230,724
Selling, general and administrative expenses	152,951	149,902	1,147,850
Operating income	11,043	23,001	82,874
Other income (expenses):			
Interest and dividend income	736	1,137	5,523
Interest expense	(2,911)	(3,014)	(21,846)
Sales rebates	(4,477)	(4,391)	(33,599)
Gain on sale of marketable and investment securities	3,694	3,152	27,722
Loss on devaluation of investment securities	(14,857)	(513)	(111,497)
Amortization of net retirement benefits obligation at transition	—	(2,820)	—
(Loss) gain on sale or disposal of properties, net	(1,672)	4,086	(12,548)
Equity in earnings of unconsolidated subsidiaries and affiliates	2,993	2,433	22,462
Other, net (Note 6)	(334)	420	(2,507)
	(16,829)	491	(126,296)
(Loss) income before income taxes and minority interests	(5,784)	23,491	(43,407)
Income taxes:			
Current	1,507	2,900	11,310
Deferred	2,429	6,826	18,229
	3,936	9,726	29,539
(Loss) income before minority interests	(9,720)	13,765	(72,946)
Minority interests	551	444	4,135
Net (loss) income	¥ (10,274)	¥ 13,320	$ (77,103)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

YAMAHA CORPORATION and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2002	2001	2002
Common stock			
Balance at beginning of year (2002 and 2001—206,523,263 shares)	¥ 28,533	¥ 28,533	$ 214,131
Balance at end of year (2002 and 2001—206,523,263 shares)	¥ 28,533	¥ 28,533	$ 214,131
Additional paid-in capital			
Balance at beginning of year	¥ 26,924	¥ 26,924	$ 202,056
Balance at end of year	¥ 26,924	¥ 26,924	$ 202,056
Reserve for land revaluation			
Balance at beginning of year	¥ 8,269	¥ 8,331	$ 62,056
Add:			
Gain on land revaluation	8,295	—	62,251
Deduct:			
Reversal of reserve for land revaluation	0	(62)	0
Reversal of reserve for land revaluation resulting from change in interest in a consolidated subsidiary	(82)	—	(615)
Balance at end of year	¥ 16,482	¥ 8,269	$ 123,692
Retained earnings			
Balance at beginning of year	¥170,496	¥157,962	$1,279,520
Add:			
Effect of change in scope of consolidation	474	957	3,557
Effect of change in interests in subsidiaries	15	—	113
Reversal of reserve for land revaluation	0	62	0
Reversal of reserve for land revaluation arising from change in interest in a consolidated subsidiary	82	—	615
Net (loss) income	(10,274)	13,320	(77,103)
Deduct:			
Effect of change in scope of consolidation	(607)	(23)	(4,555)
Effect of change in interests in subsidiaries	(945)	(542)	(7,092)
Cash dividends paid	(1,652)	(1,239)	(12,398)
Bonuses to directors and statutory auditors	(1)	(1)	(8)
Balance at end of year	¥157,589	¥170,496	$1,182,657
Net unrealized holding gains on other securities			
Balance at beginning of year	¥ 308	¥ —	$ 2,311
Net change during the year	458	308	3,437
Balance at end of year	¥ 766	¥ 308	$ 5,749
Translation adjustments			
Balance at beginning of year	¥ (37,794)	¥ —	$ (283,632)
Net change during the year	9,514	(37,794)	71,400
Balance at end of year	¥ (28,280)	¥ (37,794)	$ (212,233)
Treasury stock, at cost			
Balance at beginning of year (2002—5,136 shares; 2001—3,914 shares)	¥ (5)	¥ (2)	$ (38)
Net change during the year	(44)	(3)	(330)
Balance at end of year (2002—46,038 shares; 2001—5,136 shares)	¥ (49)	¥ (5)	$ (368)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

YAMAHA CORPORATION and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2002	2001	2002
Cash flows from operating activities:			
(Loss) income before income taxes and minority interests	¥ (5,784)	¥23,491	$ (43,407)
Adjustments to reconcile (loss) income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	18,919	17,448	141,981
Allowance for doubtful accounts	(507)	(126)	(3,805)
Loss on devaluation of investment securities	14,857	513	111,497
Employees' retirement benefits, net of payments	(8,210)	(957)	(61,614)
Interest and dividends income	(736)	(1,137)	(5,523)
Interest expense	2,911	3,014	21,846
Equity in earnings of unconsolidated subsidiaries and affiliates	(2,993)	(2,433)	(22,462)
Gain on sale of marketable and investment securities	(3,694)	(3,152)	(27,722)
Loss (gain) on sale or disposal of properties, net	1,672	(4,086)	12,548
Net loss on foreign exchange	63	879	473
Changes in operating assets and liabilities:			
Accounts and notes receivable—trade	18,794	(8,058)	141,043
Inventories	18,532	(14,863)	139,077
Accounts and notes payable—trade	(15,715)	(5,669)	(117,936)
Other, net	(4,748)	(9,034)	(35,632)
Subtotal	33,360	(4,170)	250,356
Interest and dividends received	746	1,113	5,598
Interest paid	(2,918)	(2,938)	(21,899)
Refundable income taxes, net of payment	(2,171)	(3,094)	(16,293)
Net cash provided by (used in) operating activities	29,016	(9,089)	217,756
Cash flows from investing activities:			
Purchases of properties	(14,876)	(15,082)	(111,640)
Proceeds from sale of properties	888	9,137	6,664
Purchases of investment securities	(858)	(3,546)	(6,439)
Proceeds from sale of investment securities	4,074	3,381	30,574
Other, net	336	668	2,522
Net cash used in investing activities	(10,437)	(5,441)	(78,326)
Cash flows from financing activities:			
(Decrease) increase in short-term loans	(13,241)	13,534	(99,370)
Proceeds from long-term debt	8,178	8,112	61,373
Repayment of long-term debt	(5,665)	(7,197)	(42,514)
Cash dividends paid	(1,652)	(1,239)	(12,398)
Cash dividends paid to minority shareholders	(468)	(242)	(3,512)
Proceeds from stock issued to minority shareholders	—	22	—
Other, net	(31)	(3)	(233)
Net cash (used in) provided by financing activities	(12,880)	12,987	(96,660)
Effect of exchange rate changes on cash and cash equivalents	1,122	887	8,420
Net increase (decrease) in cash and cash equivalents	6,821	(656)	51,189
Cash and cash equivalents at beginning of year	32,725	33,632	245,591
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	1,025	351	7,692
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation	—	(602)	—
Cash and cash equivalents at end of year (Note 14)	¥40,571	¥32,725	$304,473

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

YAMAHA CORPORATION and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

YAMAHA CORPORATION (the "Company") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted in Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile. The Company and all consolidated subsidiaries are referred to as the "Group" in these notes. The accompanying consolidated financial statements have been prepared from the financial statements filed with the Ministry of Finance as required by the Securities and Exchange Law of Japan. Accordingly, the accompanying consolidated financial statements may differ in certain significant respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. For the purposes of this document, certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan.

As permitted, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

(b) Basis of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements are required to include the accounts of the parent company and all its subsidiaries over which substantial control is exerted through either majority ownership of voting stock and/or by other means. As a result, the accompanying consolidated financial statements include the accounts of the Company and 82 and 73 consolidated subsidiaries for the years ended March 31, 2002 and 2001, respectively. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates (other than subsidiaries as defined above) whose decision-making control over their operations is significantly affected by the consolidated group in various ways are accounted for by the equity method. Investments in three affiliates have been accounted for by the equity method for the years ended March 31, 2002 and 2001.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are carried at cost.

Certain foreign subsidiaries are consolidated on the basis of fiscal periods ending December 31, which differ from that of the Company; however, the necessary adjustments are made when the effect of the difference is material.

All assets and liabilities of the subsidiaries are revaluated at fair values on acquisition, if applicable, and the excess of cost over underlying net assets at the date of acquisition is amortized over a period of five years on a straight-line basis.

(c) Foreign currency translation

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date if not hedged by forward exchange contracts, or at the contracted rates of exchange when hedged by forward exchange contracts. The resulting foreign exchange gains or losses are recognized as other income or expenses.

Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. The translation adjustments are represented as components of shareholders' equity and minority interests in consolidated financial statements.

(d) Cash and cash equivalents

All highly liquid investments, generally with a maturity of three months or less when purchased, which are readily convertible into known amounts of cash and are so near maturity that they represent only an insignificant risk of any change in value attributable to changes in interest rates, are considered cash equivalents.

(e) Securities

Securities owned by the Group have been classified into two categories—held-to-maturity and other in accordance with a new accounting standard for financial instruments which was announced by the Business Accounting Deliberation Council on January 22, 1999 and adopted by the Group effective the year ended March 31, 2002. Under this standard, held-to-maturity debt securities are either amortized or accumulated to face value on a straight-line method. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Under this accounting standard, if the fair value of the marketable securities classified as other securities has declined significantly, such securities are written down to fair value thus establishing a new cost basis. The amount of each write-down is charged to income as an impairment loss unless the fair value is deemed to be recoverable. The Company has established a policy for the recognition of an impairment loss if the total declines more than 30%.

The effect of the adoption of this new standard was to increase unrealized holding gain on securities in retained earnings by ¥766 million, net of deferred income tax liability by ¥590 million, which represents the amount netted against unrealized holding loss of ¥88 million brought forward from previous years when certain affiliates adopted the new standard early.

Cost of securities sold is determined by the weighted average method.

(f) Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

(g) Depreciation and amortization

Depreciation of property, plant and equipment is calculated mainly by the declining-balance method (except that certain consolidated subsidiaries employ the straight-line method) at rates based on the estimated useful lives of the respective assets.

Estimated useful lives:	Buildings	31–50 years (Attachment facilities: 15 years)
	Structures	10–30
	Machinery	4–11
	Equipment	5–6 (Molds: 2)

(h) Allowance for doubtful accounts

The allowance for doubtful accounts is provided at an amount sufficient to cover possible losses on the collection of receivables. For the Group, the amount of the allowance is determined based on (1) past write-off experience and (2) an estimated amount for probable specific doubtful accounts based on a review of the collectibility of the individual receivables.

(i) Retirement benefits

Accrued employees' retirement benefits: Accrued employees' retirement benefits have been provided based on the projected retirement benefit obligation and the pension fund assets.

Prior service cost is being amortized as incurred by the straight-line method over periods (10 years) which are shorter than the average remaining years of service of the employees participating in the plans.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (10 years) which are shorter than the average remaining years of service of the employees participating in the plans.

Directors' and statutory auditors' retirement benefits: The Company's directors are generally entitled to receive lump-sum retirement payments based on the Company's internal rules. The Company provides a 100% allowance for retirement benefits for the directors under its internal rules.

(j) Warranty reserve

The warranty reserve is provided to cover the cost of after-sale service and repairs which may be claimed by customers. The amount of this reserve is estimated based on a percentage of the amount or volume of sales and after considering past experience with repairs to products under warranty.

(k) Leases

Non-cancelable leases are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(l) Income taxes

Deferred income taxes are recognized by the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between financial reporting and the tax basis of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(m) Derivative financial instruments

Derivative financial instruments are carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability. Forward foreign exchange contracts that meet certain criteria are accounted for by the allocation method, which is utilized to hedge against risk arising from fluctuations in foreign exchange rates.

The Group does not make an assessment of the effectiveness of its hedging activities because the relationship between the anticipated cash flows fixed by hedging activities and the avoidance of market risk is so clear that there is no need to evaluate the effectiveness of each hedge against the respective underlying hedged item.

(n) Appropriation of retained earnings

Under the Commercial Code of Japan (the "Code"), the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriation.

(o) **Land revaluation**

Pursuant to the "Law Concerning the Revaluation of Land" (the "Law"), land used for the business operations of the Company, three consolidated subsidiaries and an affiliate was revalued. The excess of the revalued carrying amount over the book value before revaluation which has been included in shareholders' equity amounted to ¥16,482 million ($123,692 thousand) and ¥8,269 million as a reserve for land revaluation net of the related tax effect at March 31, 2002 and 2001, respectively.

The revaluation of the land was determined based on the official standard notice prices in accordance with the relevant regulations of the Corporate Tax Law of Japan with certain necessary adjustments.

(p) **Reclassifications**

Certain prior-year amounts have been reclassified to conform to the fiscal 2002 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

2. U.S. DOLLAR AMOUNTS

For the convenience of the reader, the accompanying financial statements with respect to the year ended March 31, 2002 have been presented in U.S. dollars by translating all yen amounts at ¥133.25=U.S.$1.00, the exchange rate prevailing on March 31, 2002. This translation should not be construed as a representation that yen have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

3. INVESTMENT SECURITIES

Investment securities at March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Investments in and advances to unconsolidated subsidiaries and affiliates	¥51,026	¥46,138	$382,934
Others	25,281	38,842	189,726
Investment securities	¥76,307	¥84,980	$572,660

4. ACCUMULATED DEPRECIATION

Accumulated depreciation at March 31, 2002 and 2001 amounted to ¥226,483 million ($1,699,685 thousand) and ¥210,744 million, respectively.

5. SHORT-TERM LOANS AND LONG-TERM DEBT

Short-term loans consisted of unsecured loans payable to banks at weighted average interest rates of 1.8% and 3.1% per annum at March 31, 2002 and 2001, respectively.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Loans from banks, due through 2018 at average rates of 2.5% and 3.8% for the current and noncurrent portion, respectively	¥23,978	¥20,638	$179,947
1.9% unsecured convertible bonds, due 2004	24,317	24,317	182,492
Total long-term debt	48,295	44,955	362,439
Less: Current portion	4,363	10,160	32,743
	¥43,932	¥34,795	$329,696

On September 30, 1988, the Company issued 1.9% unsecured convertible bonds, due 2004, which are convertible into common stock of the Company at ¥2,200 per share during the period from November 1, 1988 to March 31, 2004.

The assets pledged as collateral for long-term debt and certain other current liabilities at March 31, 2002 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Bank deposits	¥ 30	$ 225
Marketable securities	60	450
Property, plant and equipment, net of accumulated depreciation	13,651	102,447
Investment securities	2,423	18,184
	¥16,165	$121,313

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 4,363	$ 32,743
2004	34,762	260,878
2005	3,728	27,977
2006	1,019	7,647
2007 and thereafter	4,423	33,193
	¥48,295	$362,439

6. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Loss on foreign exchange	¥ (352)	¥ (879)	$(2,642)
Additional retirement benefits	(1,061)	—	(7,962)
Other, net	1,079	1,299	8,098
	¥ (334)	¥ 420	$(2,507)

7. INCOME TAXES

Income taxes applicable to the Company and its domestic subsidiaries comprised corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 41% for the years ended March 31, 2002 and 2001. Income taxes of the foreign subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The major components of deferred tax assets and liabilities as of March 31, 2002 and 2001 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Deferred tax assets:			
Write-downs of inventories	¥ 1,880	¥ 1,806	$ 14,109
Allowance for doubtful receivables	1,188	1,245	8,916
Depreciation	9,336	8,551	70,064
Unrealized loss on investment securities	7,447	1,245	55,887
Accrued employees' bonuses	2,629	2,625	19,730
Warranty reserve	971	1,006	7,287
Retirement benefits and long-term accounts payable—other	20,569	25,092	154,364
Tax loss carried forward	19,667	14,606	147,595
Other	8,808	5,779	66,101
	72,499	61,960	544,083
Valuation allowance	(33,682)	(21,198)	(252,773)
Total deferred tax assets	38,816	40,761	291,302
Deferred tax liabilities:			
Reserve for deferred gain on properties	(1,693)	(1,476)	(12,705)
Unrealized gain on securities	(589)	—	(4,420)
Other	(1,199)	(1,499)	(8,998)
Total deferred tax liabilities	(3,481)	(2,975)	(26,124)
Net deferred tax assets	¥35,335	¥37,785	$265,178

8. LEGAL RESERVE AND ADDITIONAL PAID-IN CAPITAL

On October 1, 2001, an amendment (the "Amendment") to the Code became effective. The Amendment eliminates the stated par value of the Company's outstanding shares, which results in all outstanding shares having no par value at March 31, 2002. The Amendment also provides that all share issuances after September 30, 2001 will be of shares with no par value. Before the date on which the Amendment came into effect, the Company's shares of common stock had a par value of ¥50 per share.

The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until such reserve and the amount of additional paid-in capital equals 25% of the common stock account. The Code also provides that, to the extent that the sum of additional paid-in capital account and the legal reserve exceed 25% of the common stock account, the amount of any such excess is available for appropriations by resolution of the shareholders.

9. RETIREMENT BENEFITS

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax-qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, lengths of service and the conditions under which the termination occurs.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheet at March 31, 2002 and 2001 for the Company's and consolidated subsidiaries' defined benefit plans:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Retirement benefit obligation	¥(186,269)	¥(159,291)	$(1,397,891)
Plan assets at fair value	89,012	82,889	668,008
Unfunded retirement benefit obligation	(97,257)	(76,402)	(729,884)
Unrecognized actuarial gain or loss	39,717	10,862	298,064
Unrecognized past service cost	(1,534)	(1,710)	(11,512)
Net retirement obligation	(59,074)	(67,250)	(443,332)
Accrued retirement benefits	¥ (59,074)	¥ (67,250)	$ (443,332)

The government-sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the year ended March 31, 2002 and 2001 are outlined as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Service cost	¥ 6,380	¥ 6,498	$47,880
Interest cost	5,446	5,223	40,871
Expected return on plan assets	(3,299)	(3,215)	(24,758)
Amortization of past service cost	(175)	(43)	(1,313)
Amortization of actuarial gain or loss	1,086	—	8,150
Amortization of net retirement obligation at transition	—	2,820	—
Additional retirement benefit expenses	2,234	1,039	16,765
Total	¥11,673	¥12,322	$87,602

The transition difference arising from the initial adoption of the new accounting standard has been recorded as other expense for the year ended March 31, 2002.

The assumptions used in accounting for the above plans are as follows:

	2002	2001
Discount rates	2.5%	3.5%
Expected return on plan assets	4.0%	4.0%
Amortization of past service cost	10 years (straight-line method)	10 years (straight-line method)
Amortization of actuarial gain or loss	10 years (straight-line method)	10 years (straight-line method)
Amortization of net retirement obligation at transition	—	Fully recognized as other expense when incurred

10. CONTINGENT LIABILITIES

The Company had the following contingent liabilities at March 31, 2002:

	Millions of Yen	Thousands of U.S. Dollars
Export bills discounted with banks	¥1,386	$10,402
As guarantors of indebtedness of others	129	968

11. AMOUNTS PER SHARE

Basic net income (loss) per share shown below is based on the weighted average number of shares of common stock outstanding during each year. Diluted net income per share is based on the weighted average number of shares of common stock outstanding each year after giving effect to the dilutive potential of common shares to be issued upon the conversion of convertible bonds.

Net assets per share is based on the number of shares of common stock outstanding at each balance sheet date.

	Yen		U.S. Dollars
Years ended March 31	**2002**	2001	**2002**
Net income (loss):			
Basic	¥ (49.75)	¥ 64.50	$0.37
Diluted	—	61.84	—

	Yen		U.S. Dollars
March 31	**2002**	2001	**2002**
Net assets	¥978.15	¥952.62	$7.34

Diluted net loss per share for the year ended March 31, 2002 has not been presented because the computation of net loss per share including the convertible bonds would have resulted in an anti-dilutive effect.

12. LEASES

Lessees' accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 and 2001, which would have been reflected in the balance sheets if finance leases currently accounted for as operating leases had been capitalized.

	Millions of Yen			Thousands of U.S. Dollars		
Year ended March 31, 2002	Tools and equipment	Other	Total	Tools and equipment	Other	Total
Acquisition costs	¥4,195	¥1,159	¥5,355	$31,482	$8,698	$40,188
Accumulated depreciation	2,620	776	3,397	19,662	5,824	25,493
Net book value	¥1,574	¥ 382	¥1,957	$11,812	$2,867	$14,687

	Millions of Yen		
Year ended March 31, 2001	Tools and equipment	Other	Total
Acquisition costs	¥5,505	¥1,066	¥6,572
Accumulated depreciation	3,112	706	3,819
Net book value	¥2,393	¥ 359	¥2,752

Lease expenses relating to finance leases accounted for as operating leases amounted to ¥1,124 million ($8,435 thousand) and ¥1,473 million for the years ended March 31, 2002 and 2001, respectively.

Depreciation of the leased assets was computed by the straight-line method over the respective lease terms and the interest portion is included in the lease payments.

Future minimum lease payments subsequent to March 31, 2002 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 458	$3,437
2004 and thereafter	587	4,405
	¥1,045	$7,842

Lessors' accounting

The following amounts represent the acquisition costs, accumulated depreciation and the net book value of the leased assets relating to finance leases accounted for as operating leases at March 31, 2002:

Year ended March 31, 2002	Millions of Yen	Thousands of U.S. Dollars
Acquisition costs	¥5,127	$38,477
Accumulated depreciation	3,469	26,034
Net book value	¥1,657	$12,435

Lease income and depreciation expense relating to finance leases accounted for as operating leases amounted to ¥1,173 million ($8,803 thousand) and ¥606 million, respectively, for the year ended March 31, 2002.

Depreciation of the leased assets is computed by the straight-line method over the respective lease terms and the interest portion is included in the lease income.

Future minimum lease income subsequent to March 31, 2002 for finance leases accounted for as operating leases are summarized as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 962	$ 7,220
2004 and thereafter	1,831	13,741
	¥2,793	$20,961

13. SECURITIES

1. Held-to-maturity debt securities with a known market value

	Millions of Yen			Thousands of U.S. Dollars		
Year ended March 31, 2002	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:						
1. Government and municipal bonds	¥ 270	¥ 272	¥ 2	$ 2,026	$ 2,041	$ 15
2. Corporate bonds	1,631	1,646	14	12,240	12,353	105
3. Other	1,250	1,268	18	9,381	9,516	135
	3,152	3,187	35	23,655	23,917	263
Securities whose carrying value does not exceeds their fair value:						
1. Government and municipal bonds	—	—	—	—	—	—
2. Corporate bonds	300	299	(0)	2,251	2,244	(0)
3. Other	199	199	(0)	1,493	1,493	(0)
	499	498	(1)	3,745	3,737	(8)
Total	¥3,652	¥3,686	¥33	$27,407	$27,662	$248

	Millions of Yen		
Year ended March 31, 2001	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:			
1. Government and municipal bonds	¥ 69	¥ 71	¥ 1
2. Corporate bonds	2,181	2,210	28
3. Other	1,950	1,981	30
	4,202	4,262	60
Securities whose carrying value does not exceeds their fair value:			
1. Government and municipal bonds	—	—	—
2. Corporate bonds	100	99	(0)
3. Other	99	99	(0)
	199	199	(0)
Total	¥4,402	¥4,462	¥59

2. Other securities with a known market value

Year ended March 31, 2002	Millions of Yen			Thousands of U.S. Dollars		
	Acquisition costs	Carrying value	Unrealized gain (loss)	Acquisition costs	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:						
1. Stock	¥ 3,586	¥ 6,087	¥ 2,501	$ 26,912	$ 45,681	$18,769
2. Bonds	43	50	7	323	375	53
(1) Government and municipal bonds	—	—	—	—	—	—
(2) Corporate bonds	43	50	7	323	375	53
(3) Others	—	—	—	—	—	—
3. Others	—	—	—	—	—	—
	3,630	6,138	2,508	27,242	46,064	18,822
Securities whose carrying value does not exceed their acquisition cost:						
1. Stock	16,022	14,980	(1,042)	120,240	112,420	(7,820)
2. Bonds	—	—	—	—	—	—
(1) Government and municipal bonds	—	—	—	—	—	—
(2) Corporate bonds	—	—	—	—	—	—
(3) Others	—	—	—	—	—	—
3. Other	49	45	(3)	368	338	(23)
	16,072	15,026	(1,045)	120,615	112,765	(7,842)
Total	¥19,702	¥21,164	¥ 1,462	$147,857	$158,829	$10,972

Other securities with a known market value as of March 31, 2001 were not valued at fair value.

3. Other securities sold during the years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Sales of other securities	¥4,028	¥3,312	$30,229
Profit on sales	3,648	3,152	27,377
Loss on sales	(27)	—	(203)

4. Securities without a market value

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Other securities:			
Unlisted securities (other than securities traded over-the-counter)	¥808	¥934	$6,064

5. Schedule for redemption of other securities with maturities and held-to-maturity debt securities at March 31, 2002 and 2001

Year ended March 31, 2002	Millions of Yen		Thousands of U.S. Dollars	
	Due in one year or less	Due after one year through five years	Due in one year or less	Due after one year through five years
1. Bonds				
(1) Government and municipal bonds	¥ —	¥ 270	$ —	$ 2,026
(2) Corporate bonds	310	1,670	2,326	12,158
(3) Others	—	1,450	—	10,882
2. Others	45	—	338	—
Total	¥356	¥3,340	$2,672	$25,066

Year ended March 31, 2001	Millions of Yen	
	Due in one year or less	Due after one year through five years
Government and municipal bonds	¥ —	¥ 70
Corporate bonds	550	1,730
Other	800	1,250
Total	¥1,350	¥3,050

Losses on devaluation of marketable securities classified as other securities as a result of their permanent decline in value totaled ¥14,716 million ($110,439 thousand) for the year ended March 31, 2002.

14. SUPPLEMENTARY CASH FLOW INFORMATION

The following table represents a reconciliation of cash and cash equivalents at March 31, 2002 and 2001:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Cash and bank deposits	¥41,074	¥32,885	$308,248
Time deposits with a maturity of more than three months	(502)	(160)	(3,767)
Cash and cash equivalents	¥40,571	¥32,725	$304,473

15. DERIVATIVES AND HEDGING ACTIVITIES

The Group utilizes derivative financial instruments such as forward exchange contracts and currency options for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into such transactions for speculative or trading purposes.

The Group may from time to time enter into derivative exchange agreements in order to manage certain risks arising from adverse fluctuations in the exchange transactions. The Group has implemented internal regulations under which they will so hedge any significant exchange risks.

No specific disclosure for derivatives has been made as the Group principally carries derivatives that have only positions which meet the criteria for deferral hedge accounting.

16. SEGMENT INFORMATION

The business and geographical segments and overseas sales for the Company and its consolidated subsidiaries for the years ended March 31, 2002 and 2001 are outlined as follows:

Business Segments

	Millions of Yen								
Year ended March 31, 2002	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
I. Sales and operating income (loss)									
Sales to external customers	¥286,920	¥95,214	¥45,714	¥36,628	¥21,590	¥18,339	¥504,406	¥ —	¥504,406
Intersegment sales or transfers	—	—	—	2,471	—	—	2,471	(2,471)	—
Total sales	286,920	95,214	45,714	39,099	21,590	18,339	506,878	(2,471)	504,406
Operating expenses	282,182	92,176	44,667	34,748	23,331	18,728	495,834	(2,471)	493,362
Operating income (loss)	¥ 4,738	¥ 3,037	¥ 1,046	¥ 4,351	¥ (1,741)	¥ (389)	¥ 11,043	¥ —	¥ 11,043
II. Total assets, depreciation and capital expenditures									
Total assets	¥264,227	¥45,887	¥20,124	¥38,413	¥62,666	¥78,343	¥509,663	¥ —	¥509,663
Depreciation	8,373	1,877	1,505	3,068	2,893	1,050	18,767	—	18,767
Capital expenditures	8,837	2,133	851	1,921	1,867	1,015	16,627	—	16,627

	Thousands of U.S. Dollars								
Year ended March 31, 2002	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
I. Sales and operating income (loss)									
Sales to external customers	$2,153,246	$714,552	$343,069	$274,882	$162,026	$137,629	$3,785,411	$ —	$3,785,411
Intersegment sales or transfers	—	—	—	18,544	—	—	18,544	(18,544)	—
Total sales	2,153,246	714,552	343,069	293,426	162,026	137,629	3,803,962	(18,544)	3,785,411
Operating expenses	2,117,689	691,752	335,212	260,773	175,092	140,548	3,721,080	(18,544)	3,702,529
Operating income (loss)	$ 35,557	$ 22,791	$ 7,850	$ 32,653	$ (13,066)	$ 2,919	$ 82,874	$ —	$ 82,874
II. Total assets, depreciation and capital expenditures									
Total assets	$1,982,942	$344,368	$151,024	$288,278	$470,289	$587,940	$3,824,863	$ —	$3,824,863
Depreciation	62,837	14,086	11,295	23,024	21,711	7,880	140,841	—	140,841
Capital expenditures	66,319	16,008	6,386	14,417	14,012	7,617	124,780	—	124,780

Year ended March 31, 2001	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
	Millions of Yen								
I. Sales and operating income (loss)									
Sales to external customers	¥284,901	¥100,197	¥46,944	¥43,221	¥21,771	¥22,067	¥519,104	¥ —	¥519,104
Intersegment sales or transfers	—	—	1,661	3,803	—	—	5,464	(5,464)	—
Total sales	284,901	100,197	48,605	47,025	21,771	22,067	524,569	(5,464)	519,104
Operating expenses	272,610	96,293	47,712	40,371	23,055	21,524	501,567	(5,464)	496,102
Operating income (loss)	¥ 12,290	¥ 3,904	¥ 892	¥ 6,654	¥ (1,283)	¥ 543	¥ 23,001	¥ —	¥ 23,001
II. Total assets, depreciation and capital expenditures									
Total assets	¥248,057	¥ 58,509	¥21,529	¥44,289	¥74,990	¥75,110	¥522,486	¥ —	¥522,486
Depreciation	7,224	1,783	1,554	2,653	2,959	1,135	17,310	—	17,310
Capital expenditures	6,117	1,587	991	2,834	1,392	1,846	14,770	—	14,770

Notes: (1) Business segments are divided into categories based on the application or nature of each product in the market.
(2) Major products in each business segment:

Business segment	Major products & services
Musical instruments	Pianos, digital musical instruments, wind instruments, guitars, percussion instruments, educational musical instruments, professional audio equipment, music schools, language schools, content provision, tuning, sound equipment for residential use
AV/IT	Audio products, IT equipment
Lifestyle-related products	System kitchens, bathtubs, washstands, furniture, parts for housing components
Electronic equipment and metal products	LSIs, special metals
Recreation	Management of leisure facilities
Others	Golf and archery equipment, automobile interior components and fittings, factory automation, machinery, molds

Geographical Segments

Year ended March 31, 2002	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
	Millions of Yen						
I. Sales and operating income							
Sales to external customers	¥304,945	¥92,246	¥73,260	¥ 33,954	¥504,406	¥ —	¥504,406
Intersegment sales or transfers	136,211	2,135	493	68,063	206,902	(206,902)	—
Total sales	441,156	94,381	73,753	102,017	711,309	(206,902)	504,406
Operating expenses	437,937	90,897	73,103	98,283	700,222	(206,859)	493,362
Operating income	¥ 3,219	¥ 3,484	¥ 649	¥ 3,733	¥ 11,087	¥ (43)	¥ 11,043
II. Total assets	¥410,969	¥40,077	¥28,515	¥ 47,260	¥526,821	¥ (17,158)	¥509,663

Year ended March 31, 2002	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
	Thousands of U.S. Dollars						
I. Sales and operating income							
Sales to external customers	$2,288,518	$692,278	$549,794	$254,814	$3,785,411	$ —	$3,785,411
Intersegment sales or transfers	1,022,221	16,023	3,700	510,792	1,552,735	(1,552,735)	—
Total sales	3,310,739	708,300	553,493	765,606	5,338,154	(1,552,735)	3,785,411
Operating expenses	3,286,582	682,154	548,615	737,583	5,254,949	(1,552,413)	3,702,529
Operating income	$ 24,158	$ 26,146	$ 4,871	$ 28,015	$ 83,205	$ (323)	$ 82,874
II. Total assets	$3,084,195	$300,765	$213,996	$354,672	$3,953,629	$ (128,765)	$3,824,863

Year ended March 31, 2001	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
	Millions of Yen						
I. Sales and operating income							
Sales to external customers	¥327,414	¥89,546	¥72,719	¥29,423	¥519,104	¥ —	¥519,104
Intersegment sales or transfers	150,541	1,630	603	65,043	217,819	(217,829)	—
Total sales	477,956	91,177	73,323	94,466	736,924	(217,829)	519,104
Operating expenses	464,552	85,421	71,975	91,434	713,384	(217,281)	496,102
Operating income	¥ 13,404	¥ 5,755	¥ 1,348	¥ 3,032	¥ 23,539	¥ (538)	¥ 23,001
II. Total assets	¥422,228	¥44,902	¥31,847	¥45,364	¥544,343	¥ (21,857)	¥522,486

Notes: (1) Geographical segments are divided into categories based on their geographical proximity.
(2) Major nations or regions are included in each geographical segment:
(a) North America—U.S.A., Canada
(b) Europe—Germany, England
(c) Asia, Oceania and other areas—Singapore, Australia

Overseas Sales

Year ended March 31, 2002	North America	Europe	Asia, Oceania and other areas	Total
	Millions of Yen			
Overseas sales:				
Overseas sales	¥93,524	¥73,458	¥47,472	¥214,455
Consolidated net sales	—	—	—	504,406
% of consolidated net sales	18.5%	14.6%	9.4%	42.5%

Year ended March 31, 2002	North America	Europe	Asia, Oceania and other areas	Total
	Thousands of U.S. Dollars			
Overseas sales:				
Overseas sales	$701,869	$551,280	$356,263	$1,609,418
Consolidated net sales	—	—	—	3,785,411
% of consolidated net sales	18.5%	14.6%	9.4%	42.5%

Year ended March 31, 2001	North America	Europe	Asia, Oceania and other areas	Total
	Millions of Yen			
Overseas sales:				
Overseas sales	¥91,720	¥72,957	¥45,886	¥210,565
Consolidated net sales	—	—	—	519,104
% of consolidated net sales	17.7%	14.1%	8.8%	40.6%

17. SUBSEQUENT EVENT

Appropriations of retained earnings

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2002, were approved at a general meeting of the shareholders of the Company held on June 27, 2002:

	Millions of Yen	Thousands of U.S. Dollars
Cash dividends	¥825	$6,191


Shin Nihon & Co.

Certified Public Accountants
Nihon Seimei Hamamatsu Center Bldg.
319-28, Kajimachi, Hamamatsu City
Shizuoka 430-0933, Japan

Phone: (053) 453-0390
Fax: (053) 452-2257

Report of Independent Auditors

The Board of Directors
YAMAHA CORPORATION

We have examined the accompanying consolidated balance sheets of YAMAHA CORPORATION and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above, expressed in yen, present fairly the consolidated financial position of YAMAHA CORPORATION and consolidated subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan consistently applied during the years.

As described in Note 1, YAMAHA CORPORATION and consolidated subsidiaries, effective the year ended March 31, 2002, have adopted a new accounting standard for financial instruments with regard to accounting for securities with a known market value in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2.

Shin Nihon & Co.

June 26, 2002

See Note 1 which explains the basis of preparation of the consolidated financial statements of YAMAHA CORPORATION and consolidated subsidiaries under Japanese accounting principles and practices.

Board of Directors and Corporate Auditors


President and Representative Director
Shuji Ito


Senior Managing Director
Katsuhiko Kishida


Managing Director
Kunihiro Maejima


Managing Director
Masatada Wachi


Managing Director
Noriyuki Egawa


Director
Yoshihiro Umeda


Director
Shinya Hanamoto


Director
Hirokazu Kato


Director
Tsuneo Kuroe

Corporate Auditors
Naomoto Ota
Michio Horikoshi
Shigebumi Suzuki
Kimiyuki Nakamura

(As of June 26, 2002)

Worldwide Network

□Consolidated Subsidiaries
□Non-consolidated Subsidiaries
▷Companies accounted for by the equity method

Japan

- Yamaha Music Tokyo Co., Ltd.
- Yamaha Music Nishitokyo Co., Ltd.
- Yamaha Music Yokohama Co., Ltd.
- Yamaha Music Kanto Co., Ltd.
- Yamaha Music Osaka Co., Ltd.
- Yamaha Music Kobe Co., Ltd.
- Yamaha Music Setouchi Co., Ltd.
- Yamaha Music Nagoya Co., Ltd.
- Yamaha Music Hamamatsu Co., Ltd.
- Yamaha Music Kyushu Co., Ltd.
- Yamaha Music Hokkaido Co., Ltd.
- Yamaha Music Tohoku Co., Ltd.
- Yamaha Music Trading Corporation
- Yamaha Music Media Corporation
- Yamaha Sound Technologies Inc.
- Yamaha Music Craft Corporation
- □Yamaha Hall Co., Ltd.
- □Yamaha Piano Service Co., Ltd.
- Yamaha Music Communications Co., Ltd.
- Music Lease Corporation
- YIS Corporation
- D.S. Corporation
- Yamaha Kagoshima Semiconductor Inc.
- Yamaha Metanix Corporation
- Yamaha Livingtec Corporation
- Yamaha Living Products Corporation
- □Joywell Home Corporation
- Yamaha Resort Corporation
- Kiroro Development Corporation
- Haimurubushi Corporation
- Katsuragi Corporation
- Toba International Hotel Corporation
- Tsumagoi Corporation
- Nemunosato Corporation
- Kiroro Associates Corporation
- Sunza Villa Corporation
- Yamaha Fine Technologies Co., Ltd.
- Yamaha Credit Corporation
- Yamaha Insurance Service Co., Ltd.
- □Yamaha Business Support Corporation

Overseas

American Region

- Yamaha Corporation of America
- Yamaha Electronics Corporation, U.S.A.
- Yamaha Exporting, Inc.
- Yamaha Music Manufacturing, Inc.
- Yamaha Musical Products, Inc.
- □Yamaha Music InterActive Inc.
- □YMH Digital Music Publishing LLC.
- Yamaha Canada Music Ltd.
- Yamaha de México, S.A. de C.V.
- Yamaha de Panamá, S.A.
- □Yamaha Musical do Brasil Ltda.

European Region

- Yamaha Europa G.m.b.H.
- Yamaha Music Central Europe D.C.
- Yamaha Elektronik Europa G.m.b.H.
- Yamaha-Kemble Music (U.K.) Ltd.
- Yamaha Electronics (U.K.) Ltd.
- Kemble & Company Ltd.
- □Kemble Music Ltd.
- Yamaha Musique France S.A.
- Yamaha Electronique France S.A.
- Yamaha Electronique Alsace S.A.
- Yamaha Scandinavia A.B.
- Yamaha Musica Italia s.p.a.
- Yamaha-Hazen Música S.A.

Asia, Oceania, and Other Regions

- Yamaha KHS Music Co., Ltd.
- Taiwan Yamaha Musical Inst. Mfg. Co., Ltd.
- Kaohsiung Yamaha Co., Ltd.
- Tianjin Yamaha Electronic Musical Instruments, Inc.
- □Yamaha Trading (Shanghai) Co., Ltd.
- □Yamaha Electronics Trading (Shanghai) Co., Ltd.
- Guangzhou Yamaha-Pearl River Piano Inc.
- Xiaoshan Yamaha Musical Instrument Co., Ltd.
- Yamaha Electronics (China) Ltd.
- □Yamaha Music Korea Ltd.
- Yamaha Music (Asia) Pte. Ltd.
- Yamaha Electronics Asia Pte. Ltd.
- Yamaha Music (Malaysia) Sdn. Bhd.
- Yamaha Electronics Manufacturing (M) Sdn. Bhd.
- P.T. Yamaha Music Indonesia (Distributor)
- P.T. Yamaha Indonesia
- P.T. Yamaha Music Manufacturing Indonesia
- P.T. Yamaha Music Manufacturing Asia
- P.T. Yamaha Musical Products Indonesia
- P.T. Yamaha Electronics Manufacturing Indonesia
- □Siam Music Yamaha Co., Ltd.
- Yamaha Music Australia Pty., Ltd.
- □Yamaha Music Gulf FZE

- ▷Yamaha Motor Co., Ltd.
- ▶KORG Inc.


South Korea
China
Taiwan
United States of America
Canada
Mexico
Sweden
United Kingdom
Germany
Thailand
France
Italy
Malaysia
Singapore
Spain
Indonesia
Panama
United Arab Emirates
Australia
Brazil

Investor Information

Head Office
10-1, Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

Accounting & Finance Division
Tel: +81 53 460-2141
Fax: +81 53 464-8554

General Administration Division
Tel: +81 53 460-2211
Fax: +81 53 460-2525

Fiscal Year-end Date
March 31

Dividends
Year-end: To the shareholders of record on March 31
Interim: To the shareholders of record on September 30

Date of Establishment
October 1897

Stated Capital
¥28,533 million

Number of Common Stock
Authorized: 700,000,000 shares
Issued: 206,523,263 shares

Number of Shareholders
13,581

Number of Employees
23,020

Number of Consolidated Subsidiaries
82

Number of Companies Accounted for by the Equity Method
3

Stock Exchange Listings
Tokyo, Osaka, and Nagoya
First Section, Code No. 7951

Transfer Agent and Registrar
The Chuo Mitsui Trust and Banking Co., Ltd.
Nagoya Branch
Stock Transfer Agency Department
Address: 2-3-6, Sakae, Naka-ku, Nagoya 460-8685, Japan
Tel: +81 52 231-1145

Newspaper for Official Notice
Nihon Keizai Shimbun

Annual General Meeting of Shareholders
The annual general meeting of shareholders of the Company is normally held in June each year in Hamamatsu, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders as necessary, giving at least two weeks' prior notice to shareholders. Notice to nonresident shareholders of any shareholders' meeting will be mailed to their standing proxies or to their mailing addresses in Japan.

Auditor
Shin Nihon & Co.

Main Shareholders
Percentage of Total Shares (%)

Northern Trust Corporation (AVFC) Sub Account American Client	6.62
The Dai-Ichi Kangyo Bank, Ltd.	4.80
Sumitomo Mitsui Banking Corporation	4.80
Mitsui Sumitomo Insurance Co., Ltd.	4.49
The Fuji Bank, Ltd.	4.22
The Shizuoka Bank, Limited	4.04

(As of March 31, 2002)

Stock Price Movement


(Yen)
2,000
1,500
1,000
500
0
'00
'01
'02
Apr. – June
July – Sep.
Oct. – Dec.
Jan. – Mar.
Apr. – June
July – Sep.
Oct. – Dec.
Jan. – Mar.


YAMAHA
CREATING 'KANDO' TOGETHER

YAMAHA CORPORATION

Public Relations Division
2-17-11, Takanawa, Minato-ku,
Tokyo 108-8568, Japan
Tel: +81 3 5488-6602
Fax:+81 3 5488-5060
URL: http://www.global.yamaha.com/

Printed in Japan on recycled paper
カタログコード-CM022